UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

MINUTES No. 484: In the City of Buenos Aires, on August 9, 2023, at 11:05 hs, are meeting the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA ("Edenor" or the "Company"). Mr. Neil Bleasdale, Edgardo Volosin and Eduardo Marcelo Vila are present, while through the Microsoft Teams system there are Mr. Esteban Macek, Ricardo Nicolas Mallo Huergo, Federico Zin, Víctor Hugo Quevedo, Federico Alejandro D’Angelo Campos, Lucas Gobbo, Alejandro Vanoli Long Biocca y Pablo Pereira (alternate director who joins in replacement of Mr. Hernán Ferrera). Also participating from the corporate headquarters are Mr. Carlos Cvitanich, representing the Supervisory Committee, and Dr. María José Van Morlegan, Director of Legal and Regulatory Affairs, and through Microsoft Teams Mr. Germán Germán Ranftl, Director of Finance and Control. It is stated for the record that in accordance with the provisions of article 25 of the Company's Bylaws that admits the holding of Board meetings remotely, it is carried out through the Microsoft Teams system, which allows the simultaneous transmission of sound, images and words throughout the meeting. With a legal and regulatory quorum, the meeting is declared open and the FIRST POINT on the Agenda is considered: [...] The Secretariat records that the Director Federico Bernal joins the meeting through Microsoft Teams. Next, the SECOND ITEM on the Agenda is considered 2) CONSIDERATION OF THE INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2023. […] The Chairman motions: (i) Approve all the documentation submitted for consideration herein point of the Agenda; (ii) Take note of the reports accompanying the approved interim condensed Financial Statements; and (iii) Authorize his person, as Chairman of the Company, to sign the Financial Statements corresponding to the period ended June 30, 2023. The Board of Directors by unanimous vote RESOLVES to approve the motions of Mr. Chairman […]. Mr. Carlos Cvitanich, Chairman of the Supervisory Committee, states for the record that the meeting has been held with a sufficient quorum and in accordance with the applicable legal regulations. The session adjourned, being 11:26 hours

Undersigning Attendees: Neil Bleasdale, Estaban Macek, Edgardo Volosin, Eduardo Vila, Ricardo N. Mallo Huergo, Federico Zin, Víctor Hugo Quevedo, Lucas Gobbo, Alejandro Vanoli, Federico D’Angelo, Federico Bernal, Pablo Pereira, Carlos Cvitanich y Javier Errecondo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 10, 2023